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                                     EXHIBIT 8.2



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                      [Hannis T. Bourgeois, L.L.P. Letterhead]

                                    April 1, 1998

Board of Directors
Homestead Bancorp, Inc.
Ponchatoula Homestead Savings, F.A.
195 North Sixth Street
Ponchatoula, Louisiana  70454

Gentlemen:

You have requested our opinion as to the status as a reorganization for Louisiana income tax consequences of the transactions pursuant to the Plan of Conversion and Agreement and Plan of Reorganization, adopted by the Boards of Directors of Homestead Bancorp, Inc., Homestead Mutual Holding Company and Ponchatoula Homestead Savings, F.A. on February 25, 1998 ("Plan of Conversion").

We have reviewed the Plan of Conversion and a draft of the opinion of Elias, Matz, Tiernan & Herrick, L.L.P. regarding the federal income tax consequences of such transactions. Under Louisiana Statute Section 133 C - Exchanges of Stock or Securities in Certain Reorganizations, no gain or loss shall be recognized if stock in a corporation is exchanged, pursuant to a plan of reorganization, solely for stock in the corporation or in another corporation which is a party to the reorganization.

Based upon our review, it is our opinion that the transactions contemplated by the Plan of Conversion will not result in a recognized gain or loss for Louisiana tax purposes.

Our opinion is based upon the facts and circumstance made known to use as of the date of this letter; should these facts and circumstances change, our opinion may change.

                                        Very truly yours,

                                        HANNIS T. BOURGEOIS, L.L.P.

                                        By:/s/ Ronald L. Gagnet
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                                        Ronald L. Gagnet, C.P.A.